Exhibit 99.1
KAMADA
INVESTOR PRESENTATION
March 2015
NASDAQ: KMDA

Forward Looking Statement
This presentation is not intended to provide investment or medical advice. It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials.
This presentation contains forward-looking statements, which express the current beliefs and expectations of Kamada’s management. Such statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Kamada's ability to successfully develop and commercialize its pharmaceutical products, the progress and results of any clinical trials, the introduction of competing products, the impact of any changes in regulation and legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines
Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed in Kamada's prospectus related to this offering.
This presentation includes certain non-GAAP financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The non-GAAP financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. A reconciliation of these non-GAAP financial measures to the comparable GAAP measures is included in an appendix to this presentation. Management uses these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons.
Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Kamada’s performance and liquidity.
Forward-looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.  You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks noted above, as well as the risks and uncertainties more fully discussed under the heading “Risk Factors” of Kamada’s 2013 Annual Report on
Form 20-F filed with the U.S. Securities and Exchange Commission on March 26, 2014.
Investor Presentation | March 2015

KAMADA

# Kamada Overview

- Rapidly Growing, Globally Positioned Biopharmaceutical Company Focused on Orphan Diseases and Plasma-Derived Protein Therapeutics
- Leader in the Development of Alpha-1 Antitrypsin ("AAT") Products Globally and specific Immunoglobulin
  - KamRAB for rabies prophylaxis (U.S. Phase III complete) to be launched in US through collaboration with Kedrion
- Attractive Pipeline for 5 Orphan Indications including
  - Glassia to treat type-1 diabetes (Phase II/III)
    - Ongoing Phase II in the U.S.; pathway to be discussed with FDA
- Fully Integrated Manufacturing and Distribution

60
40
20
5
10
11
23
24
35
26
47
20
51
27
45
2009
2010
2011
2012
2013
2014
Distribution
Proprietary

20
10
-10
-20
-12
-6
1
9
9
-4
2009
2010
2011
2012
2013
2014

 • Revenue and Profitability with 10 Marketed Products
 • Developed and Obtained FDA Approval for the First and Only
 Liquid, Ready-to-Use Intravenous AAT Product, Glassia® for AAT
 Deficiency
 • Selling Glassia® in Selected Emerging Markets Globally and
 Through Baxter Collaboration in the U.S.
 • Glassia to treat Graft-vs-Host Disease (GVHD) (Phase I/II)
 •    Novel Inhaled AAT Product for AATD (EU Phase III completed)
 •  Pursuing conditional approval in EU
Notes
1. As of December 31, 2014
2. Market data as of Feb 16, 2015

3
4
Key Statistics
• Founded in 1990 and based in Weizmann Science Park, Israel
• Employees: ~300 (1)
• Listed on NASDAQ since 2013 & TASE since 2005 (KMDA)
• Current market capitalization: ~$152MM (2)
• Cash, cash equivalents and ST investments: $52MM(1)
• Total Debt: $8MM (1)
Historical Adjusted EBITDA (3)
$MM
Historical Revenue

Investor Presentation | March 2015

Integrated, Efficient, Scalable Platform Technology
Fully-Invested Manufacturing
Facility & Marketed Products
• FDA approved since 2010
• cGMP compliant
• Multiple countries' certifications
 (US, Brazil, Israel, Mexico, Russia)
• State-of-the-art clean room
 environment
• Located in Beit Kama, Israel
Proprietary, Innovative and
Patented Technology Platform
• Patent protected:
 Chromatography-based
 purification process
• Enables high purity extraction
• Ready-to-use, liquid and stable
 specialty protein therapeutics
 (AAT, Albumin, Transferrin and
 many others)
• Enables production of almost any
 human plasma-derived specific
 immunoglobulins
Benefits
• Enables manufacturing of plasma-
 derived protein therapeutics with
 differentiated product profiles
• Efficient production process with
 higher yield than manufacturing
 methods employed by
 competitors
• High safety profile and proven
 track record
• Infrastructure in place to meet
 future pipeline product demand
• Expandable product platform to
 additional territories and
 indications
=
+

Investor Presentation | March 2015

KAMADA

# Diversified Product Portfolio with Extended Global Reach

Diverse Portfolio of Predominantly Plasma-Derived Protein Therapeutics
Global Presence with Exposure to Emerging Markets
Growing Proprietary Products Segment Through Glassia®
Respiratory
Glassia®
Immunoglobulin
KamRAB™
KamRho (D) IM
KamRho (D) IV
Other Products
Heparin Lock Flush
Kamacaine 0.5%
Human Transferrin
Respiratory
Bramitob
Foster
Immunoglobulins
IVIG 5%
Varitect
Hepatect CP
Megalotect
Zutectra
Critical Care
Heparin sodium injection
Albumin
Other
Factor VIII
Factor IX
Proprietary
Products
Segment
2013 Revenue:
$51MM
Distribution
Segment
2013 Revenue:
$20MM
Alpha-1 Antitrypsin (human)
Anti-rabies immunoglobulin (human)
Rho(D) immunoglobulin (human)
Rho(D) immunoglobulin (human)
Heparin sodium
Bupivacaine HCl
Transferrin (Diagnostic grade)
Tobramycin
Beclomethasone+Formoterol
Gamma globulins (IgG) (human)
Varicella zoster immunoglobulin (human)
Hepatitis B immunoglobulin (human)
CMV immunoglobulin (human)
Hepatitis B Immunoglobulins S.C
Heparin sodium
Human serum Albumin
Coagulation Factor VIII (human)
Coagulation Factor IX (human)
*Kamada distributes products directly in Israel through its own salesforce
Countries where Kamada currently sells certain of its Proprietary Products through strategic or distributor partnerships
United States
Mexico
El Salvador
Brazil
Argentina
Slovenia
Croatia
Nigeria
Kenya
India
Thailand
South Korea
Russia
Turkey
Israel*
Chile
Sri Lanka
Countries where Kamada has received regulatory approvals for certain of its Proprietary
Products
Snake Antiserum

Anti-snake venom

Investor Presentation | March 2015

KAMADA

MM$
1
7
16
34
27
30
2009
2010
2011
2012
2013
2014

Glassia® Is A Differentiated Product
• Glassia® is the first and only liquid, ready-to-use, IV
 plasma-derived AAT product
• No reconstitution required, reducing risk of
 contamination and infection and reducing treatment
 time
• Potentially reduced risk for adverse event and/or
 allergic reaction due to the absence of preservatives
 and stabilizing agent(s)
• Glassia® is sold in the U.S. by Baxter, a leading plasma
 therapeutics company (in the U.S.)
•  Significantly faster infusion rate was recently
 approved by the U.S.-FDA
Key Product Advantages

AATD (IV) Product Sales W/O Milestone Revenues
Sold in 7 countries, with majority of sales in the US
Investor Presentation | March 2015

Growth of Glassia® Driven by Strategic Partnership
• Sales to Baxter commenced in September 2010
• Agreements: distribution, technology license and fraction IV supply
• Product: AAT IV (Glassia®), including future AAT IV
• Territories: US, Canada, Australia and New Zealand
• Milestone and upfront revenues: $45MM ($34.5MM received)
• Agreement recently extended:
    – Baxter to distribute Glassia® produced by Kamada through 2017
    – Minimum revenues of $191MM through 2017 ($121MM already recognized through 12/31/2014)
• Royalties from sales of Glassia® produced by Baxter expected from 2018
Strategic Partnership with Baxter

Investor Presentation | March 2015

KAMADA

250
200
150
100
50
0
200
10-15
8
Estimated Prevalence
Currently Identified
Currently Treated

Significant Opportunity to Expand the AATD Market
• Patients suffering from AAT Deficiency (“AATD”)
 remain under-identified and under-treated
 – Only ~6% of cases treated in the US and ~2% in EU
• Simple blood test for diagnosis expected to impact
 demand
• Greater AAT use in Europe and other geographies
 could further accelerate market growth
• Chronic therapy creates sustainable product
 opportunity
• Average annual cost of treatment estimated at ~$80-
 $100K per patient
Sustainable Market with Strong Growth Potential
North America and Europe AATD Patient Counts
Source MRB and Company estimates
Source Alpha 1 Foundation, MRB and Company estimates
Source MRB and Company estimates
(000s)
~
~
~

Investor Presentation | March 2015

KAMADA

KEDRION BIOPHARMA

- Kamada’s human rabies immune globulin is a post-exposure prophylaxis (PEP) for rabies that is marketed in 7 countries

KamRab

• Strategic agreement with Kedrion S.p.A for the clinical development and marketing of KamRAB in the U.S.
 o U.S. Phase II/III clinical trial completed, with data by mid 2015
 o Expect to file Biological License Application with the FDA in 2015
 o U.S. launch expected by 2016
• In the U.S., there are ~40,000 post-exposure prophylaxis treatments administered each year, representing an ~$100 million market opportunity
 o Currently only one significant provider of anti-rabies immunoglobulin in U.S.
• WHO estimates ~10 million people worldwide require medical treatment against rabies each year after being bitten by an animal suspected of rabies infection
 o Product sold in ROW for years
Human Rabies Immune Globulin
Investor Presentation | March 2015

KAMADA

Baxter
Baxter
Baxter
Chiesi
US KEDRION BIOPHARMA

High Value Pipeline Focused on Orphan Indications
	Product	Indication	Phase I	Phase II	Phase III	Market	Partners
1	Intravenous AAT	AAT Deficiency					US:
2	D1-AAT (IV)	Type 1 Diabetes*					US:
3	G1-AAT (IV)	GVHD*					US:
4	Inhaled AAT	AAT Deficiency*					EU:
5	B1-AAT (IH)	Bronchiectasis*
6	C1-AAT (IH)	Cystic Fibrosis (CF)*
7	KamRAB (IM)	Prophylaxis of Rabies
Phase III Completed (LPO)
  Ph II/III In Process
FDA Approved (2010)
Completed
Completed
  Ph I/II In Process
 US: IND
 Approved
 US: Ph II In
 Process
EU: Completed
Completed
Completed
* Orphan drug designation

Investor Presentation | March 2015

KAMADA

| | | |
|---|---|---|
| | • Randomized; Over 160 AATD subjects, majority are treatment naïve<br>• Double blind, placebo controlled, randomized<br>• Multi center international study: Western EU (UK, IR, SC, SW, NL, DK, GR) and Canada<br>• 80% power to detect a difference between the two groups at 1 year<br>• Powered for 20% difference between the two groups<br>• Power is based on number of events collected during the study | |
| | | |
| | | |
| | | |

Inhaled AAT for AATD Completed Pivotal Phase II/III
Trials in Europe and Initiated Phase II in the US
Phase II / III EU
Phase II US
Description
• Randomized; Sample size of ~ 36-40 subjects
• Double blind, placebo controlled, randomized
Route &
Dosage Form
• Inhalation of human AAT, 160mg total, twice daily
 ~10-15 minutes; eFlow® device
• Inhalation of human AAT; two dosage groups
 (80mg and 160mg daily); eFlow® device
Clinical
Endpoints
• Exacerbation events (Primary: time to first
 moderate/severe, Secondary (among others): rate,
 severity of first event; Lung Function)
• Primary: Concentration of AAT in ELF
• Secondary: safety and tolerability, Concentration
 AAT in serum, ELF inflammatory analytes
Duration
• 50 wk treatment in DB period; daily treatment
• 50 wk open label extension ; daily treatment
• Study completed
• 12 weeks double blind +
• 12 weeks open label extension
•  Study initiated in 1Q2014

Investor Presentation | March 2015

• Primary and secondary endpoints didn’t demonstrate statistical significant difference
• First AAT deficiency treatment to show impact on lung function
• Concordance of the data in lung function (statistically significant collected for safety data) and signals in reduction in exacerbation severity in favor of AAT suggests possible therapeutic benefit of AAT
• Study supports understanding the mechanism of action of the disease and the treatment -
 lung inflammation
• The company is advancing its discussions with the European Medicines Agency with the intent to submit for conditional approval on the basis of:
 o Orphan drug and unmet need
 o Statistically significant data for lung function
 o Co-rapporteurs advised they would consider the entire study data once submitted, including post hoc
 o Precedents of similar cases for drugs of orphan diseases
Inhaled AAT Phase II/III trial Results
Summary of the Results

Investor Presentation | March 2015

Inhaled AAT Phase II/III trial Results (cont.)
Parameter	ITT
Lung function: FEV1 % of SVC Change from baseline till end of treatment	+0.34% AAT vs -1.17% PL P Value= 0. 033
Lung function: FEV1 % predicted Change from baseline till end of treatment	-0.509 AAT vs -1.37 PL P Value= NS
Lung function: FEV1 (liters) Change from baseline till end of treatment	-25ml AAT vs -52ml PL P Value= NS
DLCO [mMol/min/Kpa]	-0.168 % AAT vs -0.28% PL P Value= NS
Dr Jan Stolk , Principal Investigator of the Inhaled AAT Phase II/III study,
Department of Pulmonology Leiden University Medical Center, Leiden, The Netherlands:
“This study is the first study ever that suggests inhaled AAT’s ability to potentially reduce lung inflammation as expressed by its preservation of lung function and the trends shown in the reduction in intensity of exacerbation events. I am encouraged by these results and hope that the regulatory authorities will acknowledge the progress in clinical research demonstrated in this trial.“

Investor Presentation | March 2015

KAMADA

Summary of Mean FEV1 by visit with Standard Error
FEV1 (Mean)
1.45
1.40
1.35
1.30
1.25
0
10
20
30
40
50
Weeks
Actual treatment - char
Placebo
AAT

Summary of Mean (FEV1)%[(FEV1)/(SVC)*100] by visit with Standard Error
FEV1_SVC (Mean)
38
36
34
32
0
10
20
30
40
50
Weeks
Actual treatment - char
Placebo
AAT

Summary of Mean FEV1 Percent of predicted by visit with Standard Error
FEV1PERC (Mean)
46
44
42
40
0
10
20
30
40
50
Weeks
Actual treatment - char
Placebo
AAT

Summary of Mean DLCO by visit with Standard Error
DLCO (Mean)
4.8
4.6
4.4
4.2
4.0
0
10
20
30
40
50
Weeks
Actual treatment - char
Placebo
AAT

Inhaled AAT Phase II/III trial Results:
Lung Function Graphs

Investor Presentation | March 2015

Expected to Launch 2016/17 in the EU
Indicative Development Timeline:
Completion of
Phase II Inhaled
AAT for AATD
clinical trial
Inhaled AAT for
AATD MAA filing
Meeting with
FDA re Inhaled
AAT for AATD in
the US
EU launch for
Inhaled AAT for
AATD
(if approved)
2015
2016
2017

Investor Presentation | March 2015

AAT (IV) is a Promising Potential Treatment
For Newly Diagnosed Type‐1 Diabetes Patients

Type-1 Diabetes
occurs when the immune system
attacks and destroys beta cells
in the pancreas
Studies have shown that
AAT protects beta cell islets
Preservation of beta cells
correlates with reduced risk
of long term complications
• More than 10 million suffer from T1D
 globally
• 100,000 new patients diagnosed annually
• In the US alone: 3 million patients,
 with 30,000 new patients diagnosed
 annually
• Delays the onset of autoimmune diabetes
• Reduces the incidence of diabetes
• Inhibits insulitis and beta-cell apoptosis
• Decreases beta-cell inflammation
• DCCT* indicated that patients with C-
 peptide on MMTT ≥0.2 pmol/mL were less
 likely to complicate of retinopathy and
 hypoglycemia (Greenbaum et al 2012)
• Higher / sustained levels of C-peptide
 correlate with reduced incidences of the
 microvascular complications (Steffes et al
 2013)
*Diabetes Control and Complications Trial
“We acknowledge the evidence from the DCCT and other studies that have demonstrated clinical benefits in patients who achieve better glucose control, in terms of delaying the chronic complications of diabetes”**
**FDA Guidance,
2008
Investor Presentation | March 2015

KAMADA

# Mechanistic Evidence - Alpha1-Antitrypsin, a Therapeutic Approach for Type-1 Diabetes

Induces the production of anti -inflammatory mediators (IL-10 and IL-1-receptor antagonist (IL-1Ra). )
AAT functionality is reduced due to high glucose serum levels (non enzymatic glycation)
Blocks 'danger' molecules
AAT binds to gp96 (involved in authoimmune attack) and diminishes gp96-induced islet injury

AAT
Anti Inflammatory
Blocks pro-Inflammatory
mediators incl. IL-1b, IL-6,
IL-8 and TNFa
Immunomodulatory
AAT promotes Tregs and
modifies dendritic cell
maturation towards a
tolerance-inducing profile
Tissue protective -
Protects from cell death,
blocks apoptosis
Regulatory T cell
differentiation
AAT promotes Tregs
differentiation
Increases insulin release
AAT increases cAMP levels
(required for insulin release).
cAMP also induces IL-10
release
Protease Inhibitor
Inhibits proteins that activate
inflammation: Elastase, trypsin
& PR3 and has tissue-
protective effects
Modifies dendritic cells:
AAT modifies dendritic cell
maturation towards a tolerance-
inducing profile
Protect islets from injury
AAT protects islet cells from
IL-1b/IFNg-induced injury and
reduces the levels of released
nitric oxide
Reference: Fleixo-Lima et al. Mechanistic Evidence in Support of Alpha1-Antitrypsin as a
Therapeutic Approach for Type 1 Diabetes. J Diabetes Sci Technol. 2014.

Investor Presentation | March 2015

KAMADA

Group 3: 80mg/kg: C-max of C-peptide (pmol/mL)
C-max (pmol/mL), Basal pmol/mL)
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.2 pmol/mL
0 5 10 15 20 25 30 35 40
Weeks

HbA1c (%) by Week
Screening
Week 5
Week 12
Week 20
Week 28
Week 37
HbA1c (%)
10
9.5
9
8.5
8
7.5
7
6.5
6
5.5
5
7.5% HbA1c
Group 1: 40mg/kg N=8
Group 2: 60mg/kg N=8
Group 3: 80mg/kg N=8

Clinical Development for Newly Diagnosed Type‐1
Diabetes: New Exciting Prospects
Phase I/II Open Label Study to evaluate the safety, tolerability and efficacy of AAT on beta cell preservation and glycemic control on newly diagnosed T1D pediatric patients.
• AUC% for C-peptide decreased 23% from baseline vs. ~40-50% expected decrease after 12-15M from diagnosis (1)
• Specific diabetes antibody levels decreased in all groups from baseline to study completion, a decrease that may indicate an
 Immune modulatory effect.
• At end-of-study, 38% of patients decreased insulin dose.
• All subjects completed the study. No Serious AEs occurred. AEs were mild and mostly infusion-related (fatigue, headache)
End-of-study slope analysis of C-peptide[max] and C-
peptide[AUC] revealed no significant changes from baseline
HbA1C data indicated that almost all patients reached
glycemic control

1. Greenbaum et al 2012
Investor Presentation | March 2015

KAMADA

9.5
9
8.5
8
7.5
7
6.5
HbA1c (%)
Treatment
Follow Up
Screening
Week 28
Week 37
Screening visit in EXT study
Visit 8 Ext.

Diabetes Extension Clinical Study - Interim Report #2
 19 subjects enrolled : the treatment arm (n=10), follow-up arm (n=9)
 Data is presented 26 months (avg) post T1D diagnosis- following 6 additional AAT infusions
 C- Peptide
 •Mean peak C-peptide level, was 0.40 pmol/ml in the treatment group
 •60% of treated patients had a level ≥ 0.2 pmol/ml. C- peptide not collected for follow-up patients
 HbA1c
 •Treated patients had an avg HbA1C of 7.5%, vs 7.9% for the follow-up patients
 •60% of treated patients had HbA1C levels lower or equal to 7.5% vs. 44% of follow-up patients
 •Differences are not statistically significant - study was not powered for efficacy
 External Insulin Consumption and Safety
 •Median insulin intake- treated patients 0.6 IU/kg/d vs to 1.00 IU/kg/d for follow-up patients (p = 0.025)
 •No safety issues were reported during this interim review of trial data

Investor Presentation | March 2015
HbA1c (%) by Visit and Study Arm
After avg 26 months
from diagnosis

Newly Diagnosed Type‐1 Diabetes Currently ongoing
Phase II/III Clinical Trial
Study objective: To evaluate the Efficacy and Safety
of Human, Alpha-1 Antitrypsin (AAT) in  the
treatment of New Onset Type 1 Diabetes.
Design: Two doses, placebo controlled, randomized
with ~190 pediatric and young adult patients.
Expected Duration: Two years.
Endpoints: In accordance with FDA / EMA guidance
for clinical trials evaluating beta-cell preservation [c
peptide parameters, HbA1C, hypoglycemic events
and insulin daily dose].
Pivotal, Phase II/III, Double
-Blind, Randomized,
Placebo-Controlled,
Multicenter study.

Investor Presentation | March 2015

• Donor’s immune cells (the graft) recognize the recipient (the host) as “Non-self“.
 The transplanted immune cells attack the host's body cells.
• Deadly side effects:
 ➢ ~20% of transplanted patients’ deaths are caused by GvHD complications
 ➢ ~70% mortality in patients with grade III/IV GvHD
 ➢ ~50% of patients are non responsive to steroids
• Searching for an effective treatment
 ➢ Standard of care prophylaxis exhibits poor efficacy/severe AE’s (Glucocorticoids)
 ➢ No FDA approved specific drug for GvHD indication
• Estimated market size: ~ $700 million
Graft versus Host Disease (GVHD): The Major
Issue in Stem Cell Transplantation

Investor Presentation | March 2015

• Phase I/II study open label of 24 patients with steroid-resistant GVHD following allogeneic bone-marrow stem cell transplant
• Dose: 4 dose groups - 15 day regimen. Doses given on days: 1,3,5,7, 9, 11, 13 and 15
• Primary End Points: % of patients at each dosing cohort who experience no toxicity and in whom GVHD is stable or improved
• Secondary End Points - AAT levels, cytokine levels, infection rate, progression of GVHD, SAEs.
• In cooperation with Baxter, conducted at the Fred Hutchinson Cancer Research Center in
 Seattle, Washington
Proof-of-Concept Study with AAT (IV) for Graft-Versus
-Host Disease (GVHD)
This proof-of-concept study may serve as a potential platform, to expand the use of AAT beyond GVHD, to other transplantations, based on a similar mechanism of action

Investor Presentation | March 2015

First Cohort Results Show That AAT May Potentially
Exert a Protective Effect on the Bowel Mucosa in Gut
GVHD

Preliminary results are encouraging,
and further exploration of AAT therapy
in extended phase II and randomized
trials as therapy of steroid refractory
acute GVHD or as first line therapy are
warranted
29
Study results have indicated that AAT may potentially exert healing of the bowel mucosa in gut GVHD slowing/stopping the disease progression and re-modulation of the immune attack.
Stool AAT levels showed a decrease in intestinal
AAT loss, as measured by
AAT clearance and endoscopic evaluation
suggesting healing of the bowel mucosa
AAT administration during HCT
suppresses serum levels of pro-
inflammatory cytokines, interferes
with GVHD manifestation
Continuous administration of AAT as
salvage therapy for steroid resistant
gut GVHD is feasible approach without
clinically toxicity
Investor Presentation | March 2015

KAMADA

# Phase I/II Clinical Study Interim Report:

Clearance AAT
Summary of 7 patients
Median AATC (mL/day)
200
150
100
50
0
C= F*W/P
F= fecal AAT
W= daily stool weight
P= plasma AAT
Pre 1d 2d 3d 4d 5d 6d 7d 8d 9d 10d 11d 12d 13d 14d 15d 16d
AAT

Median SE T-Regs
% of viable WBC
1.5
1.0
0.5
0.0
normal
pre
post

1
6

Loss of AAT in stool is an
expression of intestinal injury.
FACS Analysis pre
and post AAT therapy
Post 8
doses of
AAT
Before
Duodenits Suspect severe
upper and lower GvHD
After
Moderate mucosal denudement
and edema noted throughout the duodenum.
Investor Presentation | March 2015

FINANCIALS

KAMADA

# Compelling Investment Driven By Multiple Pillars of Growth

Existing Anchor
Products
▪ Profitable unit
▪ Sales in 15 countries
▪ Predictable, stable
 business

  ($0.5B)*
Existing Anchor
Products
+
Glassia®
(AAT-IV) in US
+
Inhaled AAT for AATD in
Europe & US
+
New Geographies
+
Additional
Unencumbered Pipeline
Products
Glassia®
(AAT-IV)
in US&ROW
▪ Estimated only ~5% of
 cases treated in US
▪ Annual therapy costs
 ~$80K - $100K per
 patient
▪ Partnered with Baxter
 solely for IV products in
 the US (agreement also
 covers Canada, Australia
 and New Zealand)
▪ Key geographies retained

 (100K pts.,$0.75-1B)*
New Geographies
▪ Potential to sell
 existing and new
 products into new
 geographies
▪ Rabies Ig to US and
 additional territories
▪ Capital-efficient
 strategy minimizes
 outlay required by
 Kamada
 ($0.5B)*
Additional
Unencumbered
Pipeline Products
▪ D1-AAT (IV):
 Type-1 diabetes in Phase
 I/II (Unencumbered
 outside of US, Canada,
 Australia and New
 Zealand)
 (100K pts.,$3.5-5B)*
▪  G1-AAT (IV)
 GVHD phase I/II in
  process
 ($0.5-1B)*
▪ C1-AAT (IH):
 Cystic fibrosis completed
 Phase II (Unencumbered)
 (100K pts.,$0.5-1B)*
▪ B1-AAT (IH):
 Bronchiectasis
 completed Phase II
 (Unencumbered)
 (600K pts.,$2B)*
Inhaled AAT for
AATD in
Europe & US
▪ Estimated only ~2% of
 cases treated in Europe
▪ Estimated only ~5% of
 cases treated in US
▪ Orphan drug designation
 in US and EU
▪ Partnered with Chiesi for
 Inhaled AAT for AATD in
 Europe only
▪ Distribution (no
 technology out-licensed
 in Europe)
▪ Unencumbered in US

  (200K pts.,$1-2B)*
The Kamada
Pillars
* Estimated market potential

Investor Presentation | March 2015

• Stable, profit generating revenue stream from marketed products
• Strategic partnership model results in efficient operating expenses
 o Baxter purchase obligations provides stable revenue through 2017 and royalties thereafter
 o Kedrion partnership for Rabies Ig expected to increase revenues and profitability from 2017 and on
• Better product mix expected to improve gross margin
• Pipeline products expected to accelerate revenue growth
 o Profits from marketed products to fund part of clinical development programs
• Low capital expenditure to support infrastructure meeting future demand
• Preferred tax treatment under Israeli law
Strong Financial Profile with Revenue Growth and
Expanding Profitability

Investor Presentation | March 2015

KAMADA

# Sustained and Rapid Growth has Made Kamada EBITDA Positive Within 3 Years of Growth

$MM	FY2009	FY2010	FY2011	FY2012	FY2013	FY2014
Proprietary Products	10	23	35	47	51	45
Growth		130%	54%	32%	9%	(12%)
Distribution	4	11	24	26	20	27
Growth		187%	110%	8%	(23%)	35%
Total Revenues	14	34	59	73	71	72
Growth		146%	73%	22%	(3%)	1%
Gross Profit	(3)	6	17	23	26	16
R&D	(9)	(9)	(12)	(12)	(13)	(16)
S&M and G&A	(5)	(7)	(7)	(7)	(2)(10)	(10)
NET PROFIT (LOSS) Adjusted EBITDA (1)	(21) (12)	(14) (6)	(4) 1	0.3 9	0.4 9	(13) (4)
Note
1. See Appendix for a reconciliation of Adjusted EBITDA to IFRS Net Profit (Loss)
2. Includes one time IPO related expenses of $1.4 M

Investor Presentation | March 2015

Consistent Track Record of Execution
US FDA approval for Glassia®
Strategic agreement with Baxter & First Glassia® sale in the US
Strategic agreement for Rabies in the US with Kedrion
Anti-Snake Venom launch
Strategic agreement with Chiesi for Inhaled AAT for AATD in EU
Newly diagnosed type-1 diabetes Phase II trial completed
Initiation of Phase II/III for type-1 diabetes
Initiation of US Phase II for Inhaled AAT for AATD
Initiation of US Phase I/II study of Glassia in GVHD
Completion of EU Phase II/III Inhaled AAT for AATD trial
Completion of US Phase III Rabies Ig
US Orphan Drug Designation for Glassia to treat GVHD
Increased sales, profitability and production capacity
2010
December 2014

Investor Presentation | March 2015

 Milestone Date
Future Milestones and Value Creation
Phase III Rabies Ig trial (US) results	1H15
Phase II/III Inhaled AAT for AATD (EU) presentation at ATS	2Q15
Interim data from GVHD trial	2015
MAA submission for Inhaled AAT for AATD	2015
BLA submission for the Rabies lg in the US	2015
Completion of Phase II for Inhaled AAT for AATD trial (US)	2015
Strategic agreements	2015
Initiation of Phase lll for intrevenous AAT for GVHD	2016
Rabies product launch in the US (if approved)	2016
Inhaled AAT for AATD launch (EU) (if approved)	2016/7
Interim report for Phase II/III for type-1 diabetes trial	2016
Reaching $100 million of annual revenues	2017
Double number of Glassia patients WW	2018
AAT IV for newly diagnosed type-1 diabetes launch in ROW (if approved)	2017/18

Investor Presentation | March 2015

Kamada Investment Highlights
Rapidly Growing, Globally Positioned Biopharmaceutical Company
- Focused on Orphan Diseases and Plasma Derived Protein Therapeutics
Significant Opportunity for Intravenous AAT for Type-1 Diabetes and Graft vs Host Disease and
for Novel Inhaled AAT for Alpha-1 Antitrypsin Deficiency
Valuable R&D Pipeline Focused on Various Orphan Indications
Integrated, Efficient and Scalable Best-in-class Patented Platform Technology and Know-How
Strong Financial Profile with Increasing Profitability
Validating Strategic Partnerships with Industry Leaders Baxter, Chiesi, Kedrion and Pari Pharma
Flagship Product Glassia® Approved for Alpha-1 Antitrypsin Deficiency Disorder
- Has a Unique and Differentiated Product Profile and Represents an Exciting Growth Opportunity

Investor Presentation | March 2015

www.kamada.com
THANK YOU

APPENDIX

Conditional Approval Guidance & Precedence
EMEA/509951/2006
GUIDELINE ON THE SCIENTIFIC APPLICATION AND THE PRACTICAL ARRANGEMENTS NECESSARY TO
IMPLEMENT COMMISSION REGULATION (EC) No 507/2006 ON THE CONDITIONAL MARKETING
AUTHORISATION FOR MEDICINAL PRODUCTS FOR HUMAN USE FALLING WITHIN THE SCOPE OF
REGULATION (EC) No 726/2004
EMEA Guidance
Arzerra - GSK

http://www.bloomberg.com/apps/news?pid=newsarchive&sid=aaAMTmwslwq4

Cometriq - Exelixis

http://www.exelixis.com/investors-media/press-releases

Translarna PTC Therapeutics

http://ir.ptcbio.com/releasedetail.cfm?ReleaseID=888466

Deltyba - Otsuka

http://www.otsuka.co.jp/en/company/release/2013/1125_02.html

Sirturo - Johnson & Johnson

http://www.investor.jnj.com/releasedetail.cfm?ReleaseID=831021

Precedence for Conditional Approval

Investor Presentation | March 2015

Inhaled AAT Is A Significant Opportunity
• Chiesi distribution agreement as of August 2012
• Agreement: Chiesi responsible for S&M, patient ID,
 and reimbursement
• Product: AAT for AATD Inhaled only
• Territories: EU and Turkey
• Milestone revenues: $60MM upfront, regulatory
 and sales
• Distributor price
• Minimum purchases from 2nd yr following receipt
 of regulatory and reimbursement approvals,
 ~$120MM for first 4 years, subject to actual price
 after regulatory approval
Strategic Partnership with Chiesi
• First and only Inhaled AAT product for AATD
 – Device and drug combination enable optimal size
 particles delivered directly to diseased tissue
• Positive data to date in AATD and strong safety
 profile
• Potential to expand AATD market, particularly in
 Europe
• Potential Inhaled AATD launch in Europe not before
 2016 , pursuing conditional approval based on
 phase 4 commitment.
• US pathway to be discussed with FDA beginning
 2015
Inhaled AAT Highlights

Investor Presentation | March 2015